                      SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                               (Amendment No. 3)


                              Colorado MEDtech, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  19652U 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Michael A. King, Esq.
                           Weil, Gotshal & Manges LLP
                                 767 5th Avenue
                            New York, New York 10153
                                 (212)310-8000

--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                October 25, 2000
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 5 Pages)

----------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


(SC13D-07/99)

CUSIP No.19652U 10 4                       13D             Page 2  of 5  Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS     Anthony J. Fant

     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                 (a) [_]
                                                                 (b) [_]
________________________________________________________________________________
3    SEC USE ONLY
________________________________________________________________________________
4    SOURCE OF FUNDS*
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)  [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION:  UNITED STATES
________________________________________________________________________________
               7    SOLE VOTING POWER:           887,400

  NUMBER OF

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER:         0
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER:      887,400

  REPORTING

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER:    0
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                 887,400
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES:
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):                7.2%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON:     IN

________________________________________________________________________________

ITEM 4.  PURPOSE OF TRANSACTION

      Item 4 is hereby amended as follows:

      HEI, Inc. and Anthony Fant, Chairman and Chief Executive Officer of HEI, announced on October 26, 2000 that they have rescinded their agreement by which Mr. Fant sold to HEI 1,214,300 shares of common stock of Colorado MEDtech, Inc., in exchange for 235,000 shares of common stock of HEI and the assumption by HEI of $3,072,650.26 of indebtedness. The agreement between the parties was unwound pursuant to an agreement dated October 25, 2000 (the "Agreement"). There will be no accounting affect to HEI as a result of the transaction. The press release and the Agreement are filed as Exhibits 1 and 2, respectively. Additionally, Schedule A hereto sets forth transactions in which Mr. Fant had sold 326,900 shares of Colorado MEDtech common stock on the open market.

      Mr. Fant intends to closely monitor future developments regarding Colorado MEDtech and, in this regard, will evaluate and may consider alternative courses of future action specifically including the commencement of a proxy solicitation for a special shareholders meeting at which he would seek to replace the current Colorado MEDtech board. Future actions that Mr. Fant may consider will depend upon a number of factors, including developments regarding Colorado MEDtech, market, economic and industry conditions, and actions taken by Colorado MEDtech's senior management. Depending upon the course of action that Mr. Fant determines to pursue, Mr. Fant may acquire shares of common stock or dispose of shares of common stock from time-to-time in the open market, in privately negotiated transactions or otherwise.

      Although the foregoing represents the range of activities presently contemplated by Mr. Fant with respect to Colorado MEDtech and the Common Stock, it should be noted that the possible activities of Mr. Fant are subject to change at any time. Except as set forth above, Mr. Fant has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

      Item 5 is hereby replaced in its entirety with the following:

(a) Anthony Fant is the beneficial owner of 887,400 shares of Colorado MEDtech common stock, or approximately 7.2% of Colorado MEDtech common stock based on a total of 12,307,535 shares of Colorado MEDtech common stock stated to be outstanding as of August 31, 2000 by Colorado MEDtech in its Annual Report on Form 10-K, which was filed with the Securities and Exchange Commission on September 28, 2000.

(b) Mr. Fant has the sole power to vote or direct the vote and to dispose or direct the disposition of the 887,400 shares of Colorado MEDtech described herein.

(c) Transactions in the shares of Colorado MEDtech common stock effected by Mr. Fant during the past sixty (60) days are described in Schedule A attached hereto and incorporated herein by reference.

(d)   Not applicable.

(e)   Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

EXHIBIT    DESCRIPTION
NO.

    1      Press Release, dated October 26, 2000.
    2      Agreement, dated October 25, 2000, between HEI, Inc. and
           Anthony J. Fant.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 7, 2000







                         By: /s/ Anthony J. Fant
                             --------------------
                                 Anthony J. Fant

                                   SCHEDULE A

                     Schedule of Transactions in the Shares

       Name          Date Purchased     No. of Shares     Price Per Share
  Anthony J. Fant       10/25/00          1,214,300            $6.86

       Name             Date Sold       No. of Shares     Price Per Share
  Anthony J. Fant       10/23/00            10,000             $4.75
  Anthony J. Fant       10/23/00            2,000             $4.9375
  Anthony J. Fant       10/23/00            2,000              $5.00
  Anthony J. Fant       10/23/00            2,000              $4.75
  Anthony J. Fant       10/23/00            5,000              $4.75
  Anthony J. Fant       10/23/00            6,500             $4.8125
  Anthony J. Fant       10/24/00            4,000             $4.375
  Anthony J. Fant       10/24/00            30,000            $4.0625
  Anthony J. Fant       10/24/00            38,500             $4.25
  Anthony J. Fant       10/24/00           100,000            $4.0625
  Anthony J. Fant       10/25/00            30,000            $4.0937
  Anthony J. Fant       10/25/00            96,900            $4.0625
